November 30, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (713) 525-7605

Thomas L. Ryan
Chief Executive Officer
Services Corporation International
1929 Allen Parkway, P.O. Box 130548
Houston, TX 77219-0548

       Re: **Services Corporation International**
               Definitive 14A
               Filed April 6, 2007
               File No. 1-06402

Dear Mr. Ryan:

      We have reviewed your response letter dated October 3, 2007 and have the following comments. Please respond to our comments by December 14, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to comment 6 of our August 21, 2007 letter. It would appear that the data from these 375 companies was used as benchmarks by your compensation consultant to developed compensation recommendations. In future filings, please disclose these component companies, as well as the companies listed in Exhibit B of your response, as required by Item 402(b)(2)(xiv) of Regulation S-K.

2. Please confirm for us that you intend to provide your supplemental responses to comments 8, 10, and 12 of our August 21, 2007 letter in future filings.

Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Attorney Advisor